Filed Pursuant to Rule 433

Registration No. 333-190682

November 14, 2013

PRICING TERM SHEET

GATX Corporation 2.500% Senior Notes due 2019

Issuer:	GATX Corporation

Security:	2.500% Senior Notes due 2019

Size:	$300,000,000

Maturity Date:	March 15, 2019

Coupon:	2.500%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2014

Price to Investors:	99.463%

Benchmark Treasury:	UST 1.250% due October 31, 2018

Benchmark Treasury Yield:	1.359%

Spread to Benchmark Treasury:	T+125 bps

Yield to Maturity:	2.609%

Make-Whole Spread:	T+20 bps

Expected Settlement Date:	November 19, 2013 (T+3)

CUSIP/ISIN:	361448 AR4 / US361448AR47

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp.
Mitsubishi UFJ Securities (USA) Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.